UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549



(Check One): [ ]Form 10-K [ ]Form 20- [ ]Form 11-K  [X]Form 10-Q [ ]Form N-SAR

         For Period Ended: April 3, 1999
         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR

         For the transition Period Ended : _____________________________

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  Read Instruction (on back page) before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has
                   Verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION


Full Name of Registrant:  Grove Holdings, LLC

Former Name if Applicable

1565 Buchanan Trail East
Address of Principal Executive Office (Street and Number)

Shady Grove, PA 17256
City, State and Zip Code

PART II - Rules 12b-25(b) AND (c)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

       (b) The subject annual report, semi-annual report, transition report of Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the
[X] prescribed due date; or the subject quarterly report or transition report of Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

       (c) The accountant's statement or other exhibit required by Rule12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reason why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The Company was not able to timely file its quarterly reports on Form 10-Q required to be filed pursuant to Sections 13 or 15(d) of the Securities Exchange Act of 1934, as amended, and the rules thereunder. The Form 10-Q of the Company covered the three month period ended April 3, 1999. The quarterly report was not able to be completed due to the significant changes in personnel and systems responsible for the preparation of the quarterly report. The Company hereby confirms that the circumstances relating to the delay in the completion of the quarterly report could not have been eliminated by the Company without unreasonable effort and expense. The Company undertakes that the outstanding quarterly report will be filed no later than May 21, 1999, which is the third calendar day following the prescribed due date (May 18, 1999) of the Form 10-Q.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          R. Allen Baker                   717              593-5204
           ------------                -----------     ------------------
              (Name)                   (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 or the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
     identify report(s).          [X] Yes   [ ] No

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
                                  [ ] Yes   [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                              Grove Holdings, LLC
                  (Name of registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized

May 19, 1999                By: /s/ R. Allen Baker
                            ----------------------------
                                R. Allen Baker
                                Chief Accounting Officer


INSTRUCTIONS: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer, evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                    ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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